
January 13, 2014

Via E-mail
Gary S. Olson
Chief Executive Officer and President
ESSA Bancorp, Inc.
200 Palmer Street
Stroudsburg, Pennsylvania 18360

> **Re:** **ESSA Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed December 16, 2013**
> **File No. 001-33384**

Dear Mr. Olson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2013

Item 1. Business

Allowance for Loan Losses, page 10

1. We note your presentation of the "allowance for loan losses to non-performing loans" and the "allowance for loan losses to total loans" on page 11 and elsewhere through your Form 10-K which appears to have been significantly impacted by the accounting treatment for loans acquired in the merger with First Star Bank, in which these loans were recorded at fair value with no carryover of the allowance for loan losses. Please tell us the amount of loans acquired in the First Star Bank merger that are included in the denominator of these ratios for which there is no corresponding allowance in the numerator. If the impact to the ratios is significant, please provide us with, and enhance your disclosure in future filings to include,

quantification of these amounts and incorporate these factors into your related asset quality MD&A discussions. Similarly, in the event that the accounting related to your purchased loans has a material impact on any other credit quality ratios and/or trends, please ensure that your disclosure quantifies the impact and explains that certain ratios may not be comparable across quarters or years or comparable to other portfolios that were not impacted by purchase accounting.

2. We note your disclosure on page 11 describing the change in your charge-off and allowance for loan loss policies. Your disclosure states that while the Company does not believe that the additional charge-offs that resulted from this change in policy reflected any deterioration of the credit quality of the Company's loan portfolio, these charge-offs did, however, reduce the balance of the allowance for loan losses by a corresponding amount. In order for us to better understand the impact of this change on your charge-off and allowance for loan loss related disclosures and trends please quantify the impact that this change had on your charge-offs and allowance for loan losses and provide us with an enhanced discussion of any impact that this change had on comparability between the periods presented in your filing. In addition, please revise future filings accordingly to address this comment.

Notes to the Consolidated Financial Statements

Note 5. Loans Receivable, page F-24

3. We note your disclosure on page F-25 that during 2013 you recognized the remaining $1.098 million of accretion on your purchased credit-impaired loans acquired from First Star Bank. We also note your disclosure that the fair value of these purchased credit impaired loans was $7.3 million at acquisition date (July 31, 2012), that the carrying value was $7.1 and $7.5 million at September 30, 2013 and September 30, 2012, and that there were no material increases or decreases in expected cash flows for these loans between the acquisition date and September 30, 2013. Considering these factors, your accounting policy as disclosed on page F-12 and the guidance in ASC 310-30-35, please explain to us, in detail, how you determined that the recognition of the remaining accretable yield of $1.098 million in 2013 was appropriate.

4. We note the tabular disclosure of your impaired loans on pages F-29 and F-30 indicating that the recorded investment and the unpaid principal balance of your impaired loans are substantially the same for each period presented. We also note your disclosure on page 11 describing the recent changes to your charge-off and allowance for loan loss policies and your disclosure that you have recorded net charge-offs of $2.98 million and $3.4 million as of September 30, 2013 and September 30, 2012, respectively. Considering these factors, and the FASB Master Glossary definition of "recorded investment" as the amount of the investment in a loan, which is not net of a valuation allowance, but which does reflect any direct write-down of the investment compared to the definition of "unpaid principal balance", which does not reflect any direct write-down of the investment, please confirm that these disclosures are appropriate and explain the underlying reasons to support this conclusion.

Gary S. Olson
ESSA Bancorp, Inc.
January 13, 2014
Page 3

Alternatively, if you determine that the disclosures are not appropriate, please provide us with your proposed revised disclosures for future filings or tell us in detail why revisions are not necessary.

Note 16. Fair Value Measurements, page F-51

5. We note the quantitative tabular disclosure of your assets measured at fair value on a nonrecurring basis on page F-53. Considering the wide range of the unobservable inputs used for impaired loans and foreclosed real estate owned, please revise future filings to disclose the weighted average of the unobservable inputs. Refer to ASC 820-10-55-103 for example disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3697 with any questions.

Sincerely,

/s/ Benjamin Phippen
Reviewing Accountant